

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 23, 2015

<u>Via E-mail</u>
Ms. Renee J. Peterson
Vice President and Chief Financial Officer
The Toro Company
8111 Lyndale Avenue South
Bloomington, Minnesota 55420-1196

      RE: **The Toro Company**
              Form 10-K for Fiscal Year Ended October 31, 2014
              Filed December 22, 2014
              Form 8-K dated and filed November 14, 2014
              File No. 001-08649

Dear Ms. Peterson:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2014

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies and Related Data

Sales Promotions and Incentives, page 53

1.   We note that the company has various sales promotions and incentive costs
        including rebates, volume discounts, retail financing support, floor planning, co-
        operative advertising, and commissions. In schedule II on page 75, you show that
        these costs were $306.7 million, $287.2 million, and $214.5 million in fiscal
        2014, 2013, and 2012, respectively. Please respond to the following:

        •   Please quantify for us the significant components of these costs for each
                period and tell us where you classify the costs in the statements of
                operations.
        •   For the significant components listed above, please explain to us the
                significant terms of the programs, how you determine the amount to
                accrue each period, and when you record the associated costs. Refer to the
                GAAP you used to determine the accounting basis.
        •   You disclose that you net commissions in sales. Please tell us why these
                costs are included in sales and not in selling, general and administrative
                expenses.
        •   Please tell us why the costs have increased as a percentage of sales
                between 2012 and 2014.

Stock-based Compensation, page 54

2.   You disclose that you classify share-based compensation expense in selling,
        general and administrative expense. Please tell us whether you classify the
        expense related to share-based payment arrangements in the same line or lines as
        cash compensation paid to the same employees. Refer to SAB Topic 14.F.

Form 8-K dated November 14, 2014

Item 9.01 Financial Statements and Exhibits, page 2

3.   You disclosed that you would file any financial statements or pro forma financial
        information required by Item 9.01 of Form 8-K by amendment within 71 days.
        Please clarify for us whether you concluded that this financial information was or
        was not required and provide us with the analysis on which you based your
        conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant